EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic files revised Q1 2011 financial statements

June 17, 2011 (Dublin, IRELAND) – CryptoLogic Limited, a developer of branded online betting games and Internet casino software, announces that it has filed revised interim condensed consolidated financial statements for the first quarter ending March 31, 2011. This follows a review by the Ontario Securities Commission of the Company’s first interim financial report prepared under International Financial Reporting Standards (“IFRS”).

The Company’s revised interim condensed consolidated financial statements disclose no change in assets, liabilities, equity, loss or cash flows from those previously filed. The revised interim condensed consolidated financial statements include the following additional disclosures:

●
A statement of changes in equity for the three months ended March 31, 2010, as required under subsection 4.3(2)(b) of Canadian National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), and under paragraph 20(c) of International Accounting Standard 34 Interim Financial Reporting.

●	An opening statement of financial position as at the date of transition to IFRS, January 1, 2010, on the face of the interim financial statements, as required by subsection 4.3(2)(e) of NI 51-102.
●	A notice, as required by subsection 4.3(3) of NI 51-102, to disclose that the Company’s auditor has not performed a review of the interim condensed consolidated financial statements.

The revised interim condensed consolidated financial statements are available at www.sedar.com and www.sec.gov or on the Company's website at www.cryptologic.com.

For more information, please contact:
CryptoLogic +353 1 234 0400	Corfin Public Relations +44 207 596 2860
David Gavagan, Chairman and Interim CEO Huw Spiers, CFO	Neil Thapar, Alexis Gore

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Limited is a leading developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The Company’s licensees include many top Internet gaming brands. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. The CryptoLogic Group licenses gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
This press release contains forward-looking statements within the meaning of applicable securities laws. Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the Company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results, performance or achievements of the Company to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Risks related to forward-looking statements include, without limitation, risks associated with the Company’s financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations and risks associated with competition. Additional risks and uncertainties can be found in the Company’s Form 20-F for the fiscal year ended December 31, 2010 under the heading “Item 3 – Key Information – Risk Factors” and in the Company’s other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are given only as at the date of this release and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.